Filed by Owens Mortgage Investment Fund
and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and, as applicable, deemed filed
pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund,
a California Limited Partnership

2221 Olympic Boulevard
Walnut Creek, California 94595
March 22, 2013

Dear Owens Mortgage Investment Fund Limited Partner:

Since mailing the proxy statement/prospectus dated February 14, 2013 relating to the proposed REIT conversion of Owens Mortgage Investment Fund, a California Partnership (“OMIF”), we have engaged in various communications with many of the limited partners of OMIF. During the course of these communications, Mr. Mark D. McLaren, a limited partner, offered to memorialize his analysis and opinion regarding the REIT conversion in the form of an open letter to all limited partners and we indicated we would be happy to see the analysis. Attached please find Mr. McLaren’s letter for your review.

Please note that any recommendation, opinion or advice contained in the attached letter may not reflect our views and we have not verified any information contained in the letter. We assume no responsibility for any recommendation, opinion, advice or fact contained in the attached open letter. Mr. McLaren has not received any compensation from us for issuing the attached letter.

Sincerely,

William C. Owens
Chairman, President and Chief Executive Officer
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus mailed you to on or about February 14, 2013. The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

Limited Partners are encouraged to read the proxy statement/prospectus mailed to them on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. Limited Partners are also encouraged to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. Limited Partners may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our office at 1-925-935-3840. Limited Partners may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Limited Partners who have additional questions or need another proxy card should call our office at 1-925-935-3840 immediately.

Mark D. McLaren
_____________________________________________

P.O. Box 1508
Rancho Santa Fe, California 92067

Re:  Owens Mortgage Investment Fund – Proposed REIT conversion

Dear Fellow Investor:

 I am an investor in OMIF. Our combined accounts total over $450,000 and that makes them very important to our retirement and future well-being. My career included mostly successful undertakings as a real estate lender, developer, broker and consultant. I've brokered private money loans, and been a construction lender for a major bank. I've built commercial, residential, and land development projects.

Most relevant to this subject, I was the acting President of a mortgage REIT and an affiliate construction lender, with combined portfolios of nearly $100 million. Working with the court appointed Debtor in Possession, I was part of a team appointed by the Bankruptcy Court to conduct an orderly disposition of all loans and other assets, by loan compromise, conversion of debt to partnership equity, or by foreclosure and liquidation. The team involved was qualified and sophisticated, and the Court-approved plan was well thought out, and professionally implemented.

The results were a disaster, and I've seen the same scenario many times since.
The result of liquidation of loan and property portfolios is most often that investors get only pennies on the dollar. The anonymous "Investor Committee" that now recommends you reject OFG's plan to convert to an REIT are suggesting an alternative plan that will not work. Although it may sound promising on paper, I've seen first-hand how poorly most liquidation oriented real estate plans perform.

The collapse in the real estate market over the past five years is without precedent, as you know. Most private money lenders and many banks disappeared, or went bankrupt. OMIF now has roughly half of its original portfolio held as foreclosed real estate. In comparison to most in the industry, the OMIF managers look like rock stars.

The OFG partners are, in my long personal experience, persons of integrity, and very knowledgeable in their field. Put simply, their business plan worked brilliantly for decades, but then they were caught in a real estate economy nightmare that nobody saw coming. They have stayed the course, because they have their own money invested in OMIF, and because they care about their investors, many of whom have been with them for decades.

Only recently has a partial market recovery allowed lenders with NEW money to begin making solid loans again. The REIT conversion will allow the folks at Owens to resume what they know best, and have done exceptionally well for decades before the recent crash… making solid real estate loans, which will once again produce solid income for us.

The plan of REIT conversion offered by Owens will work. I know Owens Financial Group and its partners well, going back almost a decade now. As a mortgage broker, I presented a number of loans to OFG, and worked closely with them in closing and managing them. We worked on many loans that succeeded and paid off, and yes, a few that did not go as planned when the market crashed. I can say without reservation that the Owens partners are men of high integrity, professional and objective in their evaluation and management of loans and properties. They know what they are doing, and remain committed to working through a very tough situation.

Recently, I've seen memos from the anonymous OMIF "Investors Committee" who are opposed to the proposed REIT conversion. While I understand their concerns about immediate liquidity, I disagree completely that the way to maximize current value is to liquidate. In what world is the best way to realize full value of anything to have a fire sale? None that I know of. While the anonymous "Investors Committee" may be well-intentioned, they appear to be woefully misinformed about how to work through a real estate portfolio in a tough market.

I'm relying on the Owens Financial Group partners to preserve and once again grow a good portion of my retirement assets, and I encourage you to do the same. I recommend that you APPROVE the REIT conversion.

I am not hiding behind an anonymous committee. If you have any questions, comments, or criticisms, please feel free to call or email me. Thanks for listening.

I strongly recommend that you vote YES on the OMIF proxy provided to you, which will enable conversion to an REIT.

Sincerely,

Mark McLaren
PO Box 1508
Rancho Santa Fe, CA 92067
P (858) 350-4001
F (858) 350-4002
markm@1stlandmark.com